United States
Securities and Exchange Commission
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended June 30, 2006
Commission File Number 000-27811
CHARTERED SEMICONDUCTOR
MANUFACTURING LTD
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑               Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐               No   ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816) and Form S-8 (Registration No. 333-116844).
CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS
     Unless the context otherwise requires, references herein to “we”, “us”, “our”, the “Company” or “Chartered” are to Chartered Semiconductor Manufacturing Ltd, a company organized under the laws of the Republic of Singapore, and its consolidated subsidiaries.
     In this Quarterly Report on Form 6-K (“Quarterly Report”), all references to “$”, “US$”, “dollars” and “U.S. dollars” are to the legal currency of the United States, and all references to “S$” and “Singapore dollars” are to the legal currency of Singapore. References to a particular “fiscal” year are to our fiscal year ended December 31 of that year.
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our plans and timing to equip Fab 7 and the estimated investment required, our target for the cash and cash equivalents balance as of December 31, 2006, our sources of liquidity, cash flow, funding needs and financing, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are changes in the demands from our major customers, excess inventory, life cycle, market outlook and trends or specific products; competition from other foundries; unforeseen delays, interruptions, performance level and technology mix in our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix, unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM, Infineon and Samsung); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively; demand and supply outlook in the semiconductor market and the economic conditions in the United States as well as globally. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2005 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I — FINANCIAL INFORMATION
Item 1. Financial Statements
CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	U.S. GAAP
	As of
	December 31,	June 30,
	2005	2006
		(unaudited)
ASSETS
Cash and cash equivalents	$819,856	$937,942
Marketable investments	22,467	23,078
Receivables, less allowances of $14,892 in 2005 and $8,147 in 2006	184,897	219,261
Inventories	134,240	167,576
Other current assets	122,116	17,018

Total current assets	1,283,576	1,364,875

Investment in SMP	50,384	47,825
Technology licenses, net	106,612	97,101
Property, plant and equipment, net	2,049,695	2,092,971
Other non-current assets	27,027	44,622

Total assets	$3,517,294	$3,647,394

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Payables	$166,681	$230,987
Current installments of long-term debt and capital lease obligations	322,453	161,746
Other current liabilities	244,119	211,332

Total current liabilities	733,253	604,065

Long-term debt and capital lease obligations, excluding current installments	1,169,034	1,363,681
Other non-current liabilities	17,970	28,163

Total liabilities	1,920,257	1,995,909

Convertible redeemable preference shares	250,663	241,481

Share capital	2,682,050	2,702,444
Accumulated deficit	(1,278,252)	(1,240,658)
Accumulated other comprehensive loss	(57,424)	(51,782)

Total shareholders’ equity	$1,346,374	$1,410,004

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$3,517,294	$3,647,394

     The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	U.S. GAAP
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2006	2005	2006
Net revenue	$194,035	$364,829	$375,388	$720,060
Cost of revenue	193,591	276,965	384,658	539,807

Gross profit (loss)	444	87,864	(9,270)	180,253

Operating expenses:
Research and development	27,676	38,173	54,991	72,317
Sales and marketing	10,112	12,158	20,619	25,928
General and administrative	10,663	9,856	19,974	20,153
Fab start-up costs	7,876	—	22,697	—
Other operating expenses (income), net	3,874	184	3,850	(3,767)

Total operating expenses	60,201	60,371	122,131	114,631

Operating income (loss)	(59,757)	27,493	(131,401)	65,622
Equity in income (loss) of SMP	776	7,947	(8,256)	18,117
Other income (loss), net	3,628	(7,821)	5,651	(10,350)
Interest income	6,047	12,514	10,981	22,611
Interest expense and amortization of debt discount	(14,648)	(22,639)	(22,008)	(46,708)

Income (loss) before income taxes	(63,954)	17,494	(145,033)	49,292
Income tax expense	3,147	5,170	6,586	11,698

Net income (loss)	$(67,101)	$12,324	$(151,619)	$37,594
Less: Accretion to redemption value of convertible redeemable preference shares	—	2,358	—	4,782

Net income (loss) available to ordinary shareholders	$(67,101)	$9,966	$(151,619)	$32,812

Net earnings (loss) per ordinary share and ADS

Basic net earnings (loss) per ordinary share	$(0.03)	$0.00	$(0.06)	$0.01

Diluted net earnings (loss) per ordinary share	$(0.03)	$0.00	$(0.06)	$0.01

Basic net earnings (loss) per ADS	$(0.27)	$0.04	$(0.60)	$0.13

Diluted net earnings (loss) per ADS	$(0.27)	$0.03	$(0.60)	$0.11

Number of ordinary shares (in millions) used in computing:
Basic net earnings (loss) per ordinary share	2,511.0	2,527.2	2,510.4	2,520.5
Effect of dilutive options	—	332.6	—	339.4

Diluted net earnings (loss) per ordinary share	2,511.0	2,859.8	2,510.4	2,859.9

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	251.1	252.7	251.0	252.1
Effect of dilutive options	—	33.3	—	33.9

Diluted net earnings (loss) per ADS	251.1	286.0	251.0	286.0

     The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
(In thousands)

	U.S. GAAP
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2006	2005	2006
Net income (loss)	$(67,101)	$12,324	$(151,619)	$37,594
Net unrealized gains (losses) on change in cash flow hedging activity fair values	(1,070)	841	(1,970)	1,582
Share of cash flow hedging activity gains of SMP	—	3	9	7
Reclassification of cash flow hedging activity (gains) losses into earnings	(261)	1,055	1,120	1,157
Unrealized gains (losses) on available-for-sale securities	(995)	359	(506)	198
Reclassification of realized losses on available-for-sale securities into earnings	—	—	—	2,698

Other comprehensive income (loss)	(2,326)	2,258	(1,347)	5,642

Comprehensive income (loss)	$(69,427)	$14,582	$(152,966)	$43,236

     The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	U.S. GAAP
	For The Six Months Ended
	June 30,	June 30,
	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(151,619)	$37,594
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in (income) loss of SMP	8,256	(18,117)
Cash dividends received from SMP	6,300	20,683
Depreciation and amortization	239,356	264,458
Foreign exchange loss, net	354	2,503
Gain on disposal of property, plant and equipment	(91)	(4,025)
Loss on derivatives	4,339	8,520
Impairment loss on investments	—	2,698
Share-based compensation	1	3,773
Others, net	(5,293)	(2,510)
Changes in assets and liabilities:
Receivables	14,321	(38,227)
Inventories	(44,393)	(33,336)
Other current assets	(2,528)	(2,820)
Payables and other liabilities	110,153	20,861

Net cash provided by operating activities	$179,156	$262,055

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(347,950)	(231,507)
Payments for technology licenses	(3,088)	(5,000)
Refundable deposits placed with a vendor	—	(15,000)
Refund of deposits placed with a vendor	—	111,656
Proceeds from sale of property, plant, equipment	127	8,659
Proceeds from redemption of marketable investments	30,000	—
Return of capital from SMP	—	4,133
Others	(950)	(4,137)

Net cash used in investing activities	$(321,861)	$(131,196)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	472,124	493,100
Repayments	(343,134)	(513,548)
Capital lease payments	—	(2,185)
Receipts of customer deposits	80,000	45,183
Refund of customer deposits	(1,634)	(42,707)
Issuance of ordinary shares	1,162	1,612
Others	—	5,752

Net cash provided by (used in) financing activities	$208,518	$(12,793)

Net increase in cash and cash equivalents	65,813	118,066
Effect of exchange rate changes on cash and cash equivalents	(352)	20
Cash and cash equivalents at the beginning of the period	539,399	819,856

Cash and cash equivalents at the end of the period	$604,860	$937,942

     The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
1.	Basis of Presentation

The interim unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The results reported in these unaudited condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005.

The interim unaudited condensed consolidated financial statements reflect the accounts of Chartered Semiconductor Manufacturing Ltd and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest have been charged to the Company’s consolidated statements of operations, unless the minority interest has a binding obligation, and is able, to make good the losses. When the subsidiary subsequently reports profits, the profits applicable to the minority interest are taken to the consolidated statements of operations until the minority interest’s share of losses previously taken to the consolidated statements of operations is fully recovered.

Due to cumulative losses, the obligation of the minority shareholders of our consolidated subsidiary, Chartered Silicon Partners Pte Ltd (“CSP”), was reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been allocated to the minority interest in the consolidated statements of operations. The effect of this on the results of operations was:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2006	2005	2006
	(In thousands)
Losses not allocated to the minority shareholders of CSP according to their proportionate ownership	$22,858	$3,833	$40,029	$6,821
The cumulative losses not allocated to the minority shareholders of CSP according to their proportionate ownership as of December 31, 2005 and June 30, 2006 are $194,992 and $201,813, respectively.

2.	Reclassifications and Prior Period Adjustment

Certain reclassifications have been made in prior periods’ financial statements to conform to classifications used in the current periods. In the unaudited condensed consolidated statement of cashflow for the six months ended June 30, 2005, prepayments of $40,000 received from a customer for future purchases which were previously included as financing cashflows have now been included as operating cashflows to conform to the requirements of Financial Accounting Standards Board (“FASB”) Statement (“FAS”) No. 95, “Statement of Cash Flows”.

3.	Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Estimates are based on historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances. Significant items subject to judgement and such estimates include estimated useful lives and salvage values of long-lived assets, the recoverability of the carrying value of long-lived assets, the realization of deferred income tax assets, accounts receivable and inventories, the recognition and measurement of revenue and sales credits allowances, and the fair value of share-based employee compensation awards and financial instruments. Actual results could differ from these estimates.

4.	Net Earnings (Loss) per Ordinary Share

Basic net earnings (loss) per ordinary share is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares over the weighted average number of ordinary shares outstanding. Diluted net earnings (loss) per ordinary share is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares over the weighted average number of ordinary shares outstanding plus dilutive potential ordinary shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method and other potentially dilutive securities outstanding, such as convertible redeemable preference shares.

The Company excluded certain potentially dilutive securities for each period presented from its diluted net earnings (loss) per ordinary share computation because either the exercise price or conversion price of the securities exceeded the average fair value of the Company’s ordinary shares or the Company had net losses, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2006	2005	2006
	(Number of shares in thousands)
Convertible debt	214,792	—	214,792	—
Stock options	321,378	283,166	321,378	283,166
5.	Share-Based Payments

For information on our share-based payment plans, see Note 17, “Share Options and Incentive Plans” in the Notes to the Consolidated Financial Statements included in Item 18 of the Company’s Form 20-F for the year ended December 31, 2005.

The weighted-average grant-date fair value of stock options granted, the total intrinsic value of stock options exercised and the total fair value of stock options vested during the three and six months ended June 30, 2005 and 2006 were as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2006	2005	2006
Weighted-average grant-date fair value of stock options granted	$—	$0.64	$0.46	$0.61
Total intrinsic value of stock options exercised (in thousands)	$33	$142	$55	$186
Total fair value of stock options vested (in thousands)	$6,184	$358	$13,447	$6,423
As of June 30, 2006, there was $5,961 of total unrecognized compensation costs related to stock options scheduled to be recognized over a weighted average period of 2.3 years.

The cash proceeds received resulting from option exercises during the three and six months ended June 30, 2006 were $740 and $1,158, respectively.

Stock option activity, for all outstanding options and the corresponding price information, for the six months ended June 30, 2006 were as follows:

		Weighted
		Average
	Number of options	Exercise Price
	(In thousands)
Outstanding at December 31, 2005	113,480	$2.04
Granted	300	$0.84
Expired	(1,000)	$2.25
Exercised	(1,956)	$0.55
Forfeited	(2,918)	$2.18

Outstanding at June 30, 2006	107,906	$2.06

Exercisable at June 30, 2006	68,538	$2.76

Changes in the number of unvested stock options during the six months ended June 30, 2006, together with the corresponding weighted-average fair values and the status of unvested options at June 30, 2006, were as follows:

		Weighted-
		average grant
	Number of options	date fair value
	(In thousands)
Unvested at December 31, 2005	48,214	$0.61
Granted	300	$0.61
Vested	(7,763)	$0.83
Forfeited	(1,383)	$0.58

Unvested at June 30, 2006	39,368	$0.56

Information regarding outstanding and exercisable stock options as of June 30, 2006, was as follows:

	Options outstanding				Options exercisable
		Weighted				Weighted
	Number of	average	Weighted	Intrinsic	Number of	average	Weighted	Intrinsic
	options	remaining	average	value	options	remaining	average	value
Range of exercise	(In	contractual	exercise	(In	(In	contractual	exercise	(In
prices	thousands)	life	price	thousands)	thousands)	life	price	thousands)
$0.39 to $1.00	54,409	7.4 years	$0.72	$737	21,968	6.6 years	$0.71	$737

$1.06 to $1.95	21,100	5.2 years	$1.41	$71	15,336	4.9 years	$1.47	$43

$2.14 to $2.44	15,124	4.7 years	$2.33	$13	13,963	4.6 years	$2.32	$13

$5.81	10,014	4.3 years	$5.81	—	10,012	4.3 years	$5.81	—

$8.31	7,259	3.8 years	$8.31	—	7,259	3.8 years	$8.31	—

	107,906				68,538

The options vest over one to five years and expire on dates ranging from August 2006 to March 2016.

In December 2004, the FASB issued FAS 123(R), “Share-Based Payments.” FAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost is to be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) replaced FAS 123, “Accounting for Stock-Based Compensation,” and superseded APB Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” In March 2005, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107, on the interaction between FAS 123(R) and certain SEC rules and regulations, and on SEC Staff’s views regarding the valuation of share-based payment arrangements for public companies. In April 2005, the SEC approved a new rule that permitted companies to defer the effective date of FAS 123(R).

Under FAS 123(R), share-based compensation cost is measured based on the estimated fair value of the award at the grant date and is recognized as expense over the employee’s requisite service period. The Company adopted the provisions of FAS 123(R) on January 1, 2006, the first day of the Company’s fiscal year 2006, using the modified prospective application which provides for certain changes to the method for valuing share-based compensation. Under the modified prospective application, prior periods are not revised for comparative purposes. The valuation provisions of FAS 123(R) apply to new awards and to awards that are outstanding on the effective date, and to subsequent modification or cancellation of such awards.

Income from continuing operations, income before income taxes and net income for the three and six months ended June 30, 2006 was reduced by $1,682 and $3,774, respectively, as a result of the adoption of FAS 123(R). Total share-based compensation expense recognized for the three and six months ended June 30, 2006 was:

	Three months ended	Six months ended
	June 30, 2006	June 30, 2006
	(In thousands, except	(In thousands, except
	per share data)	per share data)
Cost of revenue	$553	$1,241
Research and development	162	363
Sales and marketing	234	525
General and administrative	733	1,645

Total share-based compensation expense	$1,682	$3,774

Net share-based compensation expense, per ordinary share
Basic	$0.00	$0.00

Diluted	$0.00	$0.00

As share-based compensation cost is not tax deductible in Singapore, the recognition of the share-based compensation expense did not result in income tax benefits.

Upon adoption of FAS 123(R) the Company continued to use the Black-Scholes option-pricing model for valuation for share-based awards granted beginning 1 January 2006, which was also previously used for the Company’s pro forma information disclosures required under FAS 123. The fair values of the option grants awarded during the three and six months ended June 30, 2006 are estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions.

	Three months ended June 30,	Six months ended June 30,
	2006	2006
Risk free interest rate	4.69%	4.58% and 4.69%
Expected volatility	57.64%	57.64% and 58.10%
Expected term	10 years	10 years
Dividend yield	0.00%	0.00%
Post-vesting forfeiture rate	Negligible	Negligible
Expected volatilities are based on historical volatility rates of the Company’s ordinary shares. The expected term of the option grants represented the period of time options were expected to be outstanding and was based on the contractual term of the grant, vesting schedules, and past exercise and post-vesting forfeiture behavior. The risk-free rate for periods within the contractual life of the option was based upon observed interest rates appropriate for the term of the Company’s employee stock options.

Share-based compensation expense recognized in the condensed consolidated statement of operations for the three and six months ended June 30, 2006 was based on awards ultimately expected to vest after adjusting for estimated future pre-vesting forfeitures. FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent reporting periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be between approximately 1% to 25% for the three and six months ended June 30, 2006 based on historical pre-vesting forfeitures. In the Company’s pro forma information disclosures required under FAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

Pro Forma Information under FAS 123 for Periods Prior to 2006

Prior to adopting the provisions of FAS 123(R), the Company measured share-based employee compensation cost in accordance with the intrinsic method of APB 25 and related interpretations. Employee compensation cost was measured as the excess of fair market value of the stock subject to the option at the grant date over the exercise price of the option.

Had the Company determined employee compensation cost based on the fair value at the grant date for its share options under

SFAS No. 123, as amended by FAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, the Company’s net loss for the three and six months ended June 30, 2005 would have changed to the pro forma amounts indicated below:

	Three months ended	Six months ended
	June 30, 2005	June 30, 2005
	(In thousands, except	(In thousands, except
	per share data)	per share data)
Share-based compensation expense
As reported (intrinsic method)	$(1)	$(1)
Pro forma (fair value method)	$(191)	$(3,348)

Net income (loss)
As reported (intrinsic method)	$(67,101)	$(151,619)
Pro forma (fair value method)	$(67,291)	$(154,966)

Basic and diluted net income (loss) per ordinary share
As reported (intrinsic method)	$(0.03)	$(0.06)
Pro forma (fair value method)	$(0.03)	$(0.06)

Basic and diluted net income (loss) per ADS
As reported (intrinsic method)	$(0.27)	$(0.60)
Pro forma (fair value method)	$(0.27)	$(0.62)
The Chartered ESPP Plan is non-compensatory as the purchase price is 95% of the fair market value of the ordinary shares applied to the Company’s average ordinary share price on the last trading day of the offer period. Therefore, the Company does not recognize compensation expense related to shares sold under the Chartered ESPP Plan.

6.	Inventories

Inventories consist of the following:

	As of
	December 31,	June 30,
	2005	2006
	(In thousands)
Raw materials	$6,895	$14,242
Work in progress	121,871	147,514
Consumable supplies and spares	5,474	5,820

	$134,240	$167,576

7.	Income Taxes

The reconciliation between the income tax rate computed by applying the Singapore statutory tax rate and the effective tax rate is as follows:

	Six months ended
	June 30,
	2005	2006
Singapore statutory tax rate	20%	20%
Permanent non-deductible expenses	(8)	28
Effect of pioneer status, including losses and allowances not recognized as deferred tax benefit	(19)	(4)
Effect of post-pioneer status	—	(7)
Non-taxable equity method investments	(1)	(7)
Exempt dividend income	1	(4)
All other items, net	2	(2)

Effective tax rate	(5)%	24%

8.	Long-term Debt and Obligations under Capital Leases

Long-term debt consists of:

	As of
	December 31,	June 30,
	2005	2006
	(In thousands)
Loans at floating rates:
CSP Syndicated Loan	$214,533	$117,267
SMBC/OCBC Term Loan	300,000	—
Exim Loan	122,124	324,277
Bank of America Term Loan	50,000	50,000
2.5% senior convertible notes due 2006	97,155	—
5.75% senior notes due 2010	371,161	371,523
6.00% amortizing bonds due 2010	46,703	42,629
6.25% senior notes due 2013	—	297,237
6.375% senior notes due 2015	246,540	246,669
Other	(324)	—

	1,447,892	1,449,602
Less current installments of long-term debt	(319,634)	(158,213)

Long-term debt, excluding current installments	$1,128,258	$1,291,389

Obligations under capital leases:

	As of
	December 31,	June 30,
	2005	2006
	(In thousands)
Minimum future lease payments	$63,931	$124,047
Amount representing interest at rates of 6.2% to 7.8%	(20,336)	(48,223)

Present value of minimum future lease payments	43,595	75,825
Less: Current installments	(2,819)	(3,533)

Obligations under capital leases, excluding current installments	$40,776	$72,292

Current installments of:
Long-term debt	$319,634	$158,213
Capital lease obligations	2,819	3,533

	$322,453	$161,746

Non-current portion, excluding current installments:
Long-term debt	$1,128,258	$1,291,389
Capital lease obligations	40,776	72,292

	$1,169,034	$1,363,681

	Weighted Average
	Interest Rates
	As of
	December 31,	June 30,
	2005	2006
Debt obligations at floating rates	5.1050%	5.2817%
Debt obligations at fixed rates	5.9052%	6.0775%
Capital lease obligations	6.4976%	7.0690%

CSP’s floating rate syndicated loan is with ABN Amro Bank N.V., Singapore branch, Citibank, N.A., Singapore, Overseas Union Bank Limited (now known as United Overseas Bank Limited), Sumitomo Mitsui Banking Corporation Ltd, Danske Bank A/S, Industrial and Commercial Bank of China, Singapore branch and Commerzbank Aktiengesellschaft, Singapore branch for an amount of $820,000 which was fully drawn down. The loan bears interest at 0.60% to 0.85% above the London Interbank Offering Rate (“LIBOR”) rates for U.S. dollars deposits quoted by specified banks to the lender (depending on certain criteria relating to debt/equity ratio). Interest is payable semi-annually and principal is payable in six semi-annual installments which commenced in March 2004 and matures in September 2006. The Company made partial early repayments of $20,000, $10,000 and $20,000 in January, March and May 2006, respectively. Borrowings under this facility are secured by a floating charge over a project bank account and a fixed charge over a debt service reserve account, both of which were established pursuant to this loan.

The Sumitomo Mitsui Banking Corporation/Oversea-Chinese Banking Corporation (“SMBC/OCBC”) Term Loan was fully repaid in April 2006 using the proceeds from the issuance of the 6.25% senior notes due in 2013 (“Senior Notes due 2013”).

The Exim Loan is from J.P. Morgan, guaranteed by the Export-Import Bank of the United States, for a maximum of $653,131. The loan is divided into two tranches, of which $122,124 and $324,277 has been drawn down as of December 31, 2005 and June 30, 2006, respectively, and has an availability period of between two to four years. It may only be used to finance the purchase of equipment from U.S. vendors for the Company’s Fab 7. The Exim Loan is drawn down in accordance with the equipment purchases per an agreed ramp schedule. The loan bears interest at LIBOR plus 0.125%. Interest is payable semi-annually and each tranche is payable semi-annually over five years.

The 2.5% senior convertible notes (“Convertible Notes”) matured and were fully redeemed on April 2, 2006.

The initial principal amount assigned to the 6.00% amortizing bonds due 2010 (“Amortizing Bonds”) was $46,703. The Amortizing Bonds pay semi-annual cash payments of $5,475, as a combination of principal and interest, on February 17 and August 17 of each year, beginning on February 17, 2006, and amortize to zero at maturity on August 17, 2010. The Amortizing Bonds constitute senior, unsecured obligations of the Company.

In April 2006, the Company issued $300,000 of Senior Notes due 2013 at a price of 99.053% of the principal amount. Interest is payable at the rate of 6.25% per annum on April 4 and October 4 of each year, beginning on October 4, 2006. The Senior Notes due 2013 mature on April 4, 2013, and constitute senior, unsecured obligations of the Company.

The Company has total unutilized banking facilities of $591,763 and $591,560 consisting of term loans and bank credit lines as of December 31, 2005 and June 30, 2006, respectively.

The obligations under capital leases are contracts for supply of gases used by the Company’s fabrication facilities. The Company has assessed that such supply contracts contain a lease pursuant to the consensus reached in Emerging Issues Task Force 01-8, “Determining Whether An Arrangement Contains A Lease”, and are accounted for as capital leases.

9.	Share capital

Until January 30, 2006, ordinary shares of the Company had a par value of S$0.26. The Singapore Companies (Amendment) Act 2005, which came into effect on January 30, 2006, abolished the concept of “par value” and “authorized capital.” Accordingly, the amounts under “ordinary shares” and “additional paid-in capital” line items have been combined as “Share Capital.”

On March 29, 2006, the Company entered into a call option transaction (“2006 Option”) with Goldman Sachs International (“GSI”) to replace the call option transaction that the Company previously entered into with GSI in August 2004 (“2004 Option”), which expired on April 2, 2006. Under the 2006 Option, GSI may purchase up to 214.8 million of the Company’s ordinary shares at the price of S$2.15 per share. If the 2006 Option is exercised in full and physically settled the Company will receive approximately $285 million.

In the first year of the 2006 Option, the Company has the right to terminate the 2006 Option early in whole or in part upon the first time that the closing price of the ordinary shares equals or exceeds S$1.75 on each of any 20 business days in a consecutive 30 business day period. If the Company elects to do so and elects to settle the portion of the 2006 Option being terminated early by delivering shares, GSI will have the right but not the obligation to buy from the Company from time to time during the following 30 business days such number of the ordinary shares up to the amount terminated at S$1.60 per share. In respect of any portion not terminated early under those circumstances or if the Company does not terminate any part of the 2006 Option early, then the 2006 Option (or the relevant part) will continue under its terms.

From the second year of the 2006 Option, the Company has the right to terminate the 2006 Option early in whole or in part if the closing price of the ordinary shares is equal to or exceeds S$2.6875 on each of any 20 business days in any consecutive 30 business day period. If the Company elects to exercise this right of termination, GSI will be required to buy from the Company such number of the ordinary shares relating to the terminated portion of the 2006 Option at S$2.15 per share.

Under the terms of the 2006 Option, if the option is exercised the Company has the right either to issue new shares to GSI or to settle the transaction in cash. If the 2006 Option is not exercised or terminated earlier it will expire on March 29, 2011.

10.	Contingencies

The Company may from time to time be a party to claims that arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. In certain instances the Company indemnifies customers against intellectual property infringement claims. The Company is also subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its consolidated financial position or operations.

11.	Recently Issued Accounting Standards

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact FIN 48 will have on its financial condition and consolidated statement of operations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
RESULTS OF OPERATIONS
The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2006	2005	2006
Net revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	99.8	75.9	102.5	75.0

Gross profit (loss)	0.2	24.1	(2.5)	25.0

Operating expenses:
Research and development	14.3	10.5	14.7	10.0
Sales and marketing	5.2	3.3	5.5	3.6
General and administrative	5.5	2.7	5.3	2.8
Fab start-up costs	4.0	—	6.0	—
Other operating expenses (income), net	2.0	0.1	1.0	(0.5)

Total operating expenses	31.0	16.6	32.5	15.9

Operating income (loss)	(30.8)	7.5	(35.0)	9.1
Equity in income (loss) of SMP	0.4	2.2	(2.2)	2.5
Other income (loss), net	1.8	(2.1)	1.5	(1.4)
Interest income	3.1	3.4	2.9	3.1
Interest expense and amortization of debt discount	(7.5)	(6.2)	(5.8)	(6.5)

Income (loss) before income taxes	(33.0)	4.8	(38.6)	6.8
Income tax expense	1.6	1.4	1.8	1.6

Net income (loss)	(34.6)	3.4	(40.4)	5.2
Less: Accretion to redemption value of convertible redeemable preference shares	—	0.7	—	0.6

Net income (loss) available to ordinary shareholders	(34.6)%	2.7%	(40.4)%	4.6%

The following table sets forth a breakdown of revenue by market sector for the periods indicated:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2006	2005	2006
Communications	43%	32%	40%	31%
Computer	32	24	31	21
Consumer	18	41	23	45
Other	7	3	6	3

Total	100%	100%	100%	100%

The following table sets forth a breakdown of revenue by geographical region for the periods indicated:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2006	2005	2006
Americas	67%	78%	71%	75%
Asia-Pacific	17	13	16	13
Europe	11	8	10	10
Japan	5	1	3	2

Total	100%	100%	100%	100%

The following table sets forth a breakdown of revenue by technology (micron) for the periods indicated:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2006	2005	2006
0.09 and below	—%	24%	—%	25%
Up to 0.13	26	30	30	29
Up to 0.18	14	9	15	8
Up to 0.25	12	9	12	9
Up to 0.35	29	16	26	18
Above 0.35	15	12	13	11
Other	4	—	4	—

Total	100%	100%	100%	100%

THREE MONTHS ENDED JUNE 30, 2005 AND JUNE 30, 2006
Net revenue
     We derive revenue primarily from fabricating semiconductor wafers and, to a lesser extent, under some arrangements with our customers, from providing associated subcontracted assembly and test services as well as pre-fabrication services such as masks generation and engineering services. Net revenue increased 88.0% from $194.0 million in the second quarter of 2005 to $364.8 million in the second quarter of 2006 as we capitalized on the growth of our advanced technologies (0.13um and smaller process geometry technologies) in the second quarter of 2006.
     Our customers continued to make increased use of our advanced technologies, and revenue from our 0.13um and smaller process geometry technologies increased by 291% between the second quarter of 2005 and the second quarter of 2006. Revenue from these advanced technologies represented 26% of our total revenue in the second quarter of 2005 as compared to 54% of our total revenue in the second quarter of 2006. In addition, 24% of our total revenue in the second quarter of 2006 was attributable to revenue from our 90nm technologies.
     Shipments increased 60.4% from 203,779 wafers (eight-inch equivalent) in the second quarter of 2005 to 326,956 wafers (eight-inch equivalent) in the second quarter of 2006. Average selling price (“ASP”) increased by 19.3% from $913 per wafer (eight-inch equivalent) to $1,089 per wafer (eight-inch equivalent) over the same period, due primarily to a higher mix of advanced technologies which command higher selling price.
     In the second quarter of 2005, the communications sector, which represented 43% of our total revenue, was our highest revenue contributor, followed by the computer sector and the consumer sector which represented 32% and 18% of our total revenue, respectively. In the second quarter of 2006, the consumer sector was our highest revenue contributor and represented 41% of our total revenue, while the communications and computer sectors represented 32% and 24% of our total revenue, respectively. Due primarily to a significantly higher demand for video game devices and to a lesser extent, a higher demand for set-top box devices, consumer sector revenue increased by 328% between the second quarter of 2005 and the second quarter of 2006. Concurrently, communications sector revenue and computer sector revenue also increased, but to a lesser extent, by 40% and 41% between the second quarter of 2005 and the second quarter of 2006, respectively. The increase in communications sector revenue was due primarily to a higher demand for digital subscriber line (“xDSL”) cards, partially offset by a lower demand for mobile phone handset devices. A higher demand for workstations and personal computer motherboard devices was the primary driver for the increase in computer sector revenue in the second quarter of 2006.
     Arising from increased demand from customers headquartered in the Americas region, net revenue for the Americas region, which contributed to 67% of our total revenue in the second quarter of 2005, increased by 119% between the second quarter of 2005 and the second quarter of 2006 to contribute to 78% of our total revenue in the second quarter of 2006. Net revenue for the Asia-Pacific and the Europe regions also increased between the second quarter of 2005 and the second quarter of 2006, but to a lesser extent, by 44% and 37%, respectively. The Asia-Pacific and the Europe regions contributed 17% and 11%, respectively, of our total revenue in the second quarter of 2005 compared to 13% and 8%, respectively, of our total revenue in the second quarter of 2006. Net revenue for the Japan region, which contributed to 5% of our total revenue in the second quarter of 2005, decreased by 62% between the second quarter of 2005 and the second quarter of 2006 to contribute to 1% of our total revenue in the second quarter of 2006.

Cost of revenue and gross profit
     Cost of revenue includes depreciation expense, attributed overheads, cost of labor and materials, subcontracted expenses for assembly and test services, masks generation costs, as well as amortization of certain technology licenses. Cost of revenue increased by 43.1% from $193.6 million in the second quarter of 2005 to $277.0 million in the second quarter of 2006 despite a 60.4% increase in shipments, as a large proportion of our cost of revenue is fixed in nature. Depreciation continued to be a significant portion of our cost of revenue, comprising 51.0% and 41.8% of our cost of revenue in the second quarter of 2005 and the second quarter of 2006, respectively.
     The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Cost per wafer shipped decreased by 9.6% from $913 (eight-inch equivalent) in the second quarter of 2005 to $826 (eight-inch equivalent) in the second quarter of 2006, as shipments increased by 60.4% between the second quarter of 2005 and the second quarter of 2006.
     In the second quarter of 2005, we recorded a gross margin of 0.2%. Due primarily to significantly higher revenues, we recorded a gross margin of 24.1% in the second quarter of 2006.
     In the second quarters of both 2005 and 2006, we sold some of our inventories that we had previously written down to their estimated net realizable value. Such sales improved our gross profit by approximately $0.5 million and $0.7 million in the second quarters of 2005 and 2006, respectively.
Research and development expenses
     Research and development (“R&D”) expenses consist primarily of our share of expenses related to the Chartered-IBM joint-development projects on 65nm and 45nm technology node processes, payroll related costs for R&D personnel, depreciation of R&D equipment and expenses related to the development of design kits and intellectual property solutions for design of integrated circuits. R&D expenses increased by 37.9% from $27.7 million in the second quarter of 2005 to $38.2 million in the second quarter of 2006 due primarily to increased activities related to the 65nm technology node and development of design kits and intellectual property solutions for design of integrated circuits in the second quarter of 2006.
Fab start-up costs
     Fab start-up costs, all related to Fab 7, were $7.9 million in the second quarter of 2005. No fab start-up costs were recorded in the second quarter of 2006 as Fab 7 entered commercial production during the second quarter of 2005.
Sales and marketing expenses
     Sales and marketing expenses consist primarily of payroll related costs for sales and marketing personnel, Electronic Design Automation (“EDA”)-related expenses and costs related to pre-contract customer prototyping activities. EDA-related expenses and costs related to pre-contract customer prototyping activities relate to efforts to attract new customers and expand our penetration of existing customers. Sales and marketing expenses increased by 20.2% from $10.1 million in the second quarter of 2005 to $12.2 million in the second quarter of 2006 due primarily to higher payroll related expenses and higher financial support for pre-contract customer prototyping activities in the second quarter of 2006.
General and administrative expenses
     General and administrative (“G&A”) expenses consist primarily of payroll related costs for administrative personnel, consultancy, legal and professional fees and depreciation of equipment used in G&A activities. G&A expenses were $10.7 million in the second quarter of 2005 compared to $9.9 million in the second quarter of 2006.
Other operating expenses
     Other operating expenses of $3.9 million in the second quarter of 2005 related primarily to a fixed asset impairment charge on assets held for sale. Other operating expenses of $0.2 million in the second quarter of 2006 related primarily to loss from the disposals of fixed assets.
Equity in income (loss) of SMP
     Equity in income of Silicon Manufacturing Partners Pte Ltd (“SMP”) was $0.8 million in the second quarter of 2005 compared to $7.9 million in the second quarter of 2006, due primarily to lower depreciation and higher revenue in the second quarter of 2006. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. In the second quarter of 2005, the equity in income of SMP was $0.8 million compared to our total net loss of $67.1 million. The equity in income of SMP was $7.9 million in the second quarter of 2006 compared to our total net income of $12.3 million.
     We have provided the following information on our total business base revenue, which includes our share of SMP revenue, for the quarters ended June 30, 2005 and June 30, 2006. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity-method. Under the strategic alliance agreement with Agere Systems Singapore Pte Ltd (“Agere”), the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	Three months ended June 30,
	2005	2006
	(In millions)
Net revenue (U.S. GAAP)	$194.0	$364.8
Chartered’s share of SMP revenue	$25.9	$28.9
Net revenue including Chartered’s share of SMP	$219.9	$393.7
     The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Three months ended June 30,
	2005		2006
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	share	share	share	Share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	203.8	224.5	327.0	355.7
ASP per wafer	$913	$944	$1,089	$1,082

Note:

*	Eight-inch equivalent wafers
Other income (loss), net
     Other income (loss), net, in the second quarter of 2005 was a net income of $3.6 million compared to a net loss of $7.8 million in the second quarter of 2006, due primarily to losses resulting from changes in fair value of an interest rate swap and foreign currency fluctuations.
Interest income
     Interest income increased by 106.9% from $6.0 million in the second quarter of 2005 to $12.5 million in the second quarter of 2006, due to both higher interest rates and higher average principal balances.
Interest expense and amortization of debt discount
     Interest expense and amortization of debt discount increased by 54.6% from $14.6 million in the second quarter of 2005 to $22.6 million in the second quarter of 2006, due primarily to higher interest expense resulting from higher interest rates and lower interest capitalization associated with capital expenditures related to Fab 7.

Income tax expense
     We currently pay tax on (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. The pioneer tax-exempt status for Fab 2 expired on June 30, 2006 and income from our post-pioneer trade and development and expansion activities in Fab 2 is being taxed at a concessionary tax rate of 10% for a 5-year period beginning July 1, 2006, as discussed in “Item 5. Operating and Financial Review and Prospects— Special Tax Status” of the Company’s Form 20-F for the year ended December 31, 2005. In the second quarter of 2005, we recorded income tax expense of $3.1 million on a loss before income taxes of $64.0 million. In the second quarter of 2006, we recorded income tax expense of $5.2 million on an income before income taxes of $17.5 million. In computing the income tax expense for each quarter (other than the last quarter of a fiscal year), we apply an estimated annual effective tax rate. As the change in tax status for Fab 2 is a definite event, we have included the impact of such change in determining the annual effective tax rate to apply to the income before taxes for the second quarter of 2006. This resulted in the increase in income tax expense in the second quarter of 2006 as compared to the second quarter of 2005.
Accretion to redemption value of convertible redeemable preference shares
     We accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion over the remaining period until the maturity date on August 17, 2010 using the effective interest method. Such accretion adjusts net income (loss) available to ordinary shareholders. There were no accretion charges for the second quarter of 2005 as the convertible redeemable preference shares were issued in the third quarter of 2005. Accretion charges for the second quarter of 2006 were $2.4 million.
SIX MONTHS ENDED JUNE 30, 2005 AND JUNE 30, 2006
Net revenue
     Net revenue increased 91.8% from $375.4 million for the six months ended June 30, 2005 to $720.1 million for the six months ended June 30, 2006 as we capitalized on the growth of our advanced technologies (0.13um and smaller process geometry technologies) for the six months ended June 30, 2006.
     Our customers continued to make increased use of our advanced technologies, and revenue from our 0.13um and smaller process geometry technologies increased by 245% between the six months ended June 30, 2005 and the six months ended June 30, 2006. Revenue from these advanced technologies represented 30% of our total revenue for the six months ended June 30, 2005 as compared to 54% of our total revenue for the six months ended June 30, 2006. In addition, 25% of our total revenue for the six months ended June 30, 2006 was attributable to revenue from our 90nm technologies.
     Shipments increased 70.0% from 379,540 wafers (eight-inch equivalent) for the six months ended June 30, 2005 to 645,193 wafers (eight-inch equivalent) for the six months ended June 30, 2006. ASP increased by 14.5% from $951 per wafer (eight-inch equivalent) to $1,089 per wafer (eight-inch equivalent) over the same period, due primarily to a higher mix of advanced technologies which command higher selling price.
     For the six months ended June 30, 2005, the communications sector, which represented 40% of our total revenue, was our highest revenue contributor, followed by the computer sector and the consumer sector which represented 31% and 23% of our total revenue, respectively. For the six months ended June 30, 2006, the consumer sector was our highest revenue contributor and represented 45% of our total revenue, while the communications and computer sectors represented 31% and 21% of our total revenue, respectively.
     Due primarily to a significantly higher demand for video game devices and to a lesser extent, a higher demand for set-top box devices, consumer sector revenue increased by 275% between the six months ended June 30, 2005 and the six months ended June 30, 2006. Concurrently, communications sector revenue and computer sector revenue also increased, but to a lesser extent, by 49% and 30% between the six months ended June 30, 2005 and the six months ended June 30, 2006, respectively. The increase in communications sector revenue was due primarily to a higher demand for xDSL line cards, and to a lesser extent, a higher demand for wireless broadband access and wireless local area network devices and mobile phone handset devices, while the increase in computer sector revenue was due primarily to a higher demand for workstations and personal computer motherboard devices.
     The Americas and the Asia-Pacific regions contributed to 71% and 16% of our total revenue, respectively, for the six months ended June 30, 2005 compared to 75% and 13% of our total revenue for the six months ended June 30, 2006, respectively, due primarily to a shift in demand from customers headquartered in the Asia-Pacific regions to customers headquartered in the Americas region. The Europe and the Japan regions remained largely unchanged in terms of their percentage contributions to our total revenue. However, net revenue in dollar terms for the six months ended June 30, 2006 was higher across all geographical regions compared to the corresponding period in 2005.
Cost of revenue and gross profit
     Cost of revenue increased by 40.3% from $384.7 million for the six months ended June 30, 2005 to $539.8 million for the six months ended June 30, 2006 despite an 70.0% increase in shipments, as a large proportion of our cost of revenue is fixed in nature. Depreciation continued to be a significant portion of our cost of revenue, comprising 51.3% and 42.8% of our cost of revenue for the six months ended June 30, 2005 and the six months ended June 30, 2006, respectively.
     The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Cost per wafer shipped decreased by 16.6% from $979 (eight-inch equivalent) for the six months ended June 30, 2005 to $816 (eight-inch equivalent) for the six months ended June 30, 2006, as shipments increased by 70.0% between the six months ended June 30, 2005 and the six months ended June 30, 2006.
     For the six months ended June 30, 2005, we recorded a gross loss of 2.5% of net revenue. Due primarily to significantly higher revenues, we recorded a gross margin of 25.0% for the six months ended June 30, 2006.
     For the six months ended June 30, 2005 and 2006, we sold some of our inventories that we had previously written down to their estimated net realizable value. Such sales improved our gross loss by approximately $0.6 million and our gross profit by approximately $1.8 million for the six months ended June 30, 2005 and 2006, respectively.
Research and development expenses
     R&D expenses increased by 31.5% from $55.0 million for the six months ended June 30, 2005 to $72.3 million for the six months ended June 30, 2006 due primarily to increased activities related to the 65nm technology node and development of design kits and intellectual property solutions for design of integrated circuits for the six months ended June 30, 2006.
Fab start-up costs
     Fab start-up costs, all related to Fab 7, were $22.7 million for the six months ended June 30, 2005. No fab start-up costs were recorded for the six months ended June 30, 2006 as Fab 7 entered commercial production during the second quarter of 2005.
Sales and marketing expenses
     Sales and marketing expenses increased by 25.7% from $20.6 million for the six months ended June 30, 2005 to $25.9 million for the six months ended June 30, 2006 due primarily to higher payroll related expenses for the six months ended June 30, 2006.
General and administrative expenses
     G&A expenses remained essentially flat between the six months ended June 30, 2005 and the six months ended June 30, 2006 at $20.0 million and $20.2 million, respectively. Payroll related expenses for the six months ended June 30, 2006 were higher compared to the six months ended June 30, 2005, but the higher payroll related expenses were substantially offset by a decrease in various other costs over the same period.
Other operating expenses (income), net
     Other operating expenses, net, of $3.9 million for the six months ended June 30, 2005 related primarily to a fixed asset impairment charge on assets held for sale. Other operating income, net, of $3.8 million for the six months ended June 30, 2006 related primarily to gain from the disposal of fixed assets, primarily from Fab 1.
Equity in income (loss) of SMP
     Equity in income (loss) of SMP was a loss of $8.3 million for the six months ended June 30, 2005 compared to income of $18.1 million for the six months ended June 30, 2006, due primarily to higher revenue and lower depreciation for the six months ended June 30, 2006. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. For the six months ended June 30, 2005, the equity in loss of SMP was $8.3 million compared to our total net loss of $151.6 million. The equity in income of SMP was $18.1 million for the six months ended June 30, 2006 compared to our total net income of $37.6 million.
     We have provided the following information on our total business base revenue, which includes our share of SMP revenue, for the six months ended June 30, 2005 and June 30, 2006. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity-method. Under the strategic alliance agreement with Agere, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	Six months ended June 30,
	2005	2006
	(In millions)
Net revenue (U.S. GAAP)	$375.4	$720.1
Chartered’s share of SMP revenue	$40.6	$59.7
Net revenue including Chartered’s share of SMP	$416.0	$779.8
     The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Six months ended June 30,
	2005		2006
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	share	share	share	share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	379.5	410.7	645.2	705.1
ASP per wafer	$951	$978	$1,089	$1,081

Note:

*	Eight-inch equivalent wafers
Other income (loss), net
     Other income (loss), net, for the six months ended June 30, 2005 was a net income of $5.7 million compared to a net loss of $10.4 million for the six months ended June 30, 2006, due primarily to losses resulting from changes in fair value of an interest rate swap, foreign currency fluctuations and an impairment loss on investments for the six months ended June 30, 2006.
Interest income
     Interest income increased by 105.9% from $11.0 million for the six months ended June 30, 2005 to $22.6 million for the six months ended June 30, 2006, due to both higher interest rates and higher average principal balances.
Interest expense and amortization of debt discount
     Interest expense and amortization of debt discount increased by 112.2% from $22.0 million for the six months ended June 30, 2005 to $46.7 million for the six months ended June 30, 2006, due primarily to higher interest expense resulting from higher interest rates and lower interest capitalization associated with capital expenditures related to Fab 7.

Income tax expense
     We currently pay tax on (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. The pioneer tax-exempt status for Fab 2 expired on June 30, 2006 and income from our post-pioneer trade and development and expansion activities in Fab 2 is being taxed at a concessionary tax rate of 10% for a 5-year period beginning July 1, 2006, as discussed in “Item 5. Operating and Financial Review and Prospects— Special Tax Status” of the Company’s Form 20-F for the year ended December 31, 2005. For the six months ended June 30, 2005, we recorded income tax expense of $6.6 million on a loss before income taxes of $145.0 million. For the six months ended June 30, 2006, we recorded income tax expense of $11.7 million on an income before income taxes of $49.3 million. In computing the income tax expense for each quarter (other than the last quarter of a fiscal year), we apply an estimated annual effective tax rate. As the change in tax status for Fab 2 is a definite event, we have included the impact of such change in determining the annual effective tax rate to apply to the income before taxes for the six months ended June 30, 2006. This resulted in the increase in income tax expense for the six months ended June 30, 2006 as compared to the six months ended June 30, 2005.
Accretion to redemption value of convertible redeemable preference shares
     We accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion over the remaining period until the maturity date on August 17, 2010 using the effective interest method. Such accretion adjusts net income (loss) available to ordinary shareholders. There were no accretion charges for the six months ended June 30, 2005 as the convertible redeemable preference shares were issued in the third quarter of 2005. Accretion charges for the six months ended June 30, 2006 were $4.8 million.
LIQUIDITY AND CAPITAL RESOURCES
Current and expected liquidity
     As of June 30, 2006, our principal sources of liquidity included $937.9 million in cash and cash equivalents, and $591.6 million of unutilized banking facilities consisting of term loans and bank credit lines.
     Working capital, which is calculated as the excess of current assets over current liabilities, was $550.3 million and $760.8 million as of December 31, 2005 and June 30, 2006, respectively. The change in working capital was due primarily to lower current installments of long-term debt as of June 30, 2006 as compared to December 31, 2005 as we made partial repayments on the CSP Syndicated Loan in the first half of 2006 and fully redeemed the Convertible Notes which matured in April 2006.
     On March 29, 2006, we entered into a call option transaction (“2006 Option”) with Goldman Sachs International (“GSI”) to replace the call option transaction that we previously had with GSI entered into in August 2004 (“2004 Option”), which expired on April 2, 2006. If the 2006 Option is exercised in full and physically settled we will receive approximately $285 million that can be used for repayment of debt and general corporate purposes. Under the 2006 Option, GSI may purchase up to 214.8 million of our ordinary shares at the price of S$2.15 per share. The 2006 Option contains early termination provisions, triggered by the closing price of our ordinary shares reaching and maintaining specified levels for a defined period of time. Under the terms of the 2006 Option, we have the right in all cases either to issue new ordinary shares to GSI or to settle the transaction in cash. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011.
     Our target cash and cash equivalents balance as of December 31, 2006 remains approximately at $700 million. This is based on our cash and cash equivalents of $938 million as of June 30, 2006, planned draw downs of our existing credit facilities of approximately $120 million, expected cash outflows for capital expenditures of approximately $418 million and debt repayments of approximately $117 million for the second half of 2006. Our target cash and cash equivalents balance also depends on our ability to generate operating cash flow in 2006 and will depend largely on our operations and other factors, as discussed in “Item 3. Key Information — D. Risk Factors — Risks Related To Our Operations — Our operating results fluctuate from quarter to quarter, which makes it difficult to predict our future performance” and elsewhere in the Company’s Form 20-F for the year ended December 31, 2005.
     Based on our current level of operations, we believe that our cash on hand, planned use of existing credit facilities, credit terms with our vendors, and projected cash flows from operations will be sufficient to meet our 2006 capital and research and development expenditures and working capital needs. Depending on the pace of our future growth and technology upgrades and migration, we may require additional financing from time to time, including for purposes of funding the capital expenditure to equip Fab 7 to its full planned capacity of 30,000 300-mm wafers per month. The completion of Fab 7 is expected to take a number of years and will be paced by customer demand and industry conditions. Our total capital investment in Fab 7 at completion is expected to be approximately $2,700 million to $3,000 million.
     We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs and may take advantage of favorable market conditions to raise additional financing.
     There can be no assurance that our business will generate and continue to generate sufficient cash flow to fund our liquidity needs in the future, or that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.
Historic operating cash flows
     Net cash provided by operating activities was $179.2 million and $262.1 million for the six months ended June 30, 2005 and 2006, respectively. The $82.9 million improvement in cash provided by operating activities between the six months ended June 30, 2005 and the six months ended June 30, 2006 was due primarily to higher collections as a result of higher sales, partially offset by higher payments to creditors and higher interest payments on outstanding loans for the six months ended June 30, 2006.
     Net cash provided by operating activities for the six months ended June 30, 2005 included receipt of pre-payments of $40.0 million from a customer for future purchases which also secures access to wafer capacity, of which a fixed amount per wafer will be recorded by us as additional revenue for every qualifying wafer purchased by the customer, with no future related cash inflows. There was no receipt of pre-payment for future purchases for the six months ended June 30, 2006. For the six months ended June 30, 2005, we did not record any revenue related to such arrangements with no related cash inflows as compared to revenue of $7.1 million related to such arrangements for the six months ended June 30, 2006. Net cash provided by operating activities for the six months ended June 30, 2005 also included dividends received from SMP of $6.3 million, as compared to $20.7 million for the six months ended June 30, 2006.
Historic investing cash flows and capital expenditures
     Net cash used in investing activities was $321.9 million and $131.2 million for the six months ended June 30, 2005 and 2006, respectively. Investing activities consisted primarily of capital expenditures totaling $348.0 million and $231.5 million for the six months ended June 30, 2005 and 2006, respectively. Capital expenditures for the six months ended June 30, 2005 and 2006 related mainly to the equipping of Fab 7 as part of its phase 1 ramp and capacity additions in Fab 6. Investing activities for the six months ended June 30, 2005 also included proceeds from the redemption of marketable instruments and payments for technology licenses, while investing activities for the six months ended June 30, 2006 also included refund of deposits placed with a vendor, refundable deposits placed with a vendor, proceeds from sale of property, plant and equipment, payments for technology licenses and return of capital from SMP.
     We expect our aggregate capital expenditures for 2006 to be approximately $650 million, of which approximately $550 million is expected to be utilized for capital expenditures for the further expansion of capacities of 0.13um and smaller process geometry technologies for our fabs. The remaining amount is expected to be utilized primarily for purchases of information systems, and for adding equipment in our fabs running more mature technologies to maximize utilization corresponding to the anticipated product mix. As of December 31, 2005 and June 30, 2006, we had commitments on contracts for capital expenditures of $205.7 million and $644.6 million, respectively.
     We are taking a phased approach to the full equipping of Fab 7 to 30,000 300-mm wafers per month, which is expected to take a number of years and will be paced by customer demand and industry conditions. We estimate aggregate capital expenditures for phase 1 of our build-out of production capacity in Fab 7 to 18,000 300-mm wafers per month to be $1,700 million. As of December 31, 2005 and June 30, 2006, we have spent an accumulated total of $1,201.9 million and $1,389.9 million, respectively, on the equipping of Fab 7 as part of its phase 1 ramp. At completion, which is expected to give Fab 7 a capacity of 30,000 300-mm wafers per month, our total capital investment in Fab 7 is expected to be approximately $2,700 million to $3,000 million.
     The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment, such as the one that existed in 2001 and 2002. However, the semiconductor market is characterized by rapid technological change and the importance of economies of scale, which we expect to result in significant capital expenditure requirements. Factors that may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base and the level of growth within our industry as discussed in “Item 3. Key Information — D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and the Company’s Prospectus Supplement dated March 30, 2006.

Historic financing cash flows
     Net cash provided by financing activities was $208.5 million for the six months ended June 30, 2005 while net cash used in financing activities was $12.8 million for the six months ended June 30, 2006 respectively. Net cash provided by financing activities for the six months ended June 30, 2005 consisted primarily of the drawdown of loan facilities and receipts of customer deposits to secure wafer capacity for one of our more advanced technologies, partially offset by repayments of debt. Net cash used in financing activities for the six months ended June 30, 2006 consisted primarily of repayments of debt and refund of customer deposits, partially offset by debt borrowings and receipts of customer deposits. The SMBC/OCBC Term Loan was fully repaid using the proceeds from the issuance of the Senior Notes due 2013 in April 2006. Refer to Note 8 of the unaudited condensed consolidated financial statements for more details on our outstanding loans.
INVESTMENT IN SMP
     Our investment in SMP as of December 31, 2005 and June 30, 2006 is shown below:

	As of
	December 31,	June 30,
	2005	2006
	(In thousands)
Cost	$100,535	$100,535
Share of retained post-formation loss	(20,681)	(2,564)
Share of accumulated other comprehensive loss	(10)	(3)
Dividends received	(29,460)	(50,143)

	$50,384	$47,825

     In October 2005, SMP reorganized its paid-up share capital and returned a portion to its shareholders in the form of cash, our entitlement being $20.4 million, in a capital reduction sanctioned by the High Court of Singapore. As of June 30, 2006, we had received the full amounts due to us arising from the return of capital from SMP. The capital reduction through the extinguishment of accumulated losses does not qualify as quasi-reorganization under U.S. GAAP.
     We account for our 49.0% investment in SMP using the equity method. Under the joint venture agreement with Agere, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs.
     Consequently the equity in income (loss) of SMP and the share of retained post formation loss that is included in our condensed consolidated statements of operations and condensed consolidated balance sheets are different than the amount that would be obtained by applying a 49.0% ownership percentage to the summarized financial information for SMP shown below.
     We did not receive any dividend from SMP for the three months ended June 30, 2005 while we received dividends of $6.3 million from SMP for the six months ended June 30, 2005. We received dividends of $10.2 million and $20.7 million for the three and six months ended June 30, 2006, respectively.
     We have also signed an assured supply and demand agreement with Agere and SMP. Under this agreement, each party is billed for allocated wafer capacity if the wafers started for production for them are less than their respective allocated capacity. These billings, if any, do not change the equity in income (loss) of SMP that we recognize in our consolidated statements of operations. For the three and six months ended June 30, 2006, the wafers started for us were less than the allocated capacity, however both parties have agreed that such billings for this period will be waived. There were also no such billings made to us for the corresponding periods in 2005. To the extent the wafers started for us are less than our allocated capacity in the future, there is no assurance that the billings for our allocated wafer capacity would continue to be waived.

     Included in receivables and payables are amounts due from or to SMP:

	As of
	December 31,	June 30,
	2005	2006
	(In thousands)
Amounts due from SMP	$11,827	$8,063
Amounts due to SMP	$94	$88
     Summarized unaudited financial information for SMP is shown below:

	As of
	December 31,	June 30,
	2005	2006
	(In thousands)
Current assets	$71,101	$84,467
Other assets	34	34
Property, plant and equipment	55,758	34,241
Current liabilities	(31,311)	(25,706)
Other liabilities	(8)	(13)

Shareholders’ equity	$95,574	$93,023

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2006	2005	2006
		(In thousands)
Net revenue	$54,271	$53,554	$99,303	$105,576
Gross profit (loss)	1,712	8,569	(6,313)	19,527
Operating income (loss)	483	7,771	(8,652)	17,859
Net income (loss)	775	7,947	(8,257)	18,117
Item 3. Quantitative and Qualitative Disclosures About Market Risk
     Our exposure to financial market risks derives primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, the application of which is intended for hedging purposes and not for speculative purposes.
Interest rate risk
     We are exposed to interest rate risk on our existing floating rate debt and on additional debt financing that may periodically be needed for the capital expenditures associated with our capacity expansion and new fabs. The interest rate that we will be able to obtain on debt financing will depend on market conditions at that time, and may differ from the rates we have secured on our current debt.

     Our debt obligations are as follows:

	As of June 30, 2006 Expected Maturity Date (In Thousands, except interest rates)
									Weighted
									Average
								Fair	Interest
	2006	2007	2008	2009	2010	Thereafter	Total	Value	Rate
LONG-TERM DEBT:
Loans at floating rates(1)	$117,267	114,856	64,855	64,855	64,855	64,855	491,543	491,543	5.2817%

5.75% senior notes due 2010	—	—	—	—	375,000	—	375,000	365,925	5.7500%

6.00% amortizing bonds due 2010	4,196	8,774	9,308	9,875	10,476	—	42,629	42,245	6.0000%

6.25% senior notes due 2013(1)	—	—	—	—	—	300,000	300,000	293,220	6.2500%

6.375% senior notes due 2015	—	—	—	—	—	250,000	250,000	240,550	6.3750%

Capital lease obligations	1,638	3,855	4,122	4,408	4,713	57,089	75,825	75,825	7.0690%

Total	$123,101	$127,485	$78,285	$79,138	$455,044	$671,944	$1,534,997	$1,509,308

	As of
	December 31,
	2005
	(In Thousands)
	Total	Fair Value
LONG-TERM DEBT
Loans at floating rates(1)	$686,657	$686,657
Convertible notes	97,155	111,485
5.75% senior notes due 2010	375,000	373,043
6.00% amortizing bonds due 2010	46,703	46,820
6.375% senior notes due 2015	250,000	248,420
Capital lease obligations	63,931	63,931

Total	$1,519,446	$1,530,356

Note:

(1)	The SMBC/OCBC Term Loan, which bears floating interest at LIBOR plus 1.75% as of December 31, 2005, was fully repaid in April 2006 using the proceeds from the issuance of the 6.25% senior notes due in 2013. We entered into an interest rate swap to economically swap the fixed-rate interest obligation associated with the 6.25% senior notes due in 2013 from a fixed-rate interest obligation to a floating-rate interest obligation based on LIBOR for U.S. dollars plus 0.93%. The fair value of the interest rate swap as of June 30, 2006 was negative $5,996.
     As of June 30, 2006, 45.6% of our interest rate payment obligations bear fixed interest rates. We have no cash flow and earnings exposure due to market interest rate changes for our fixed debt obligations. After taking into account the economic effect of the interest rate swap on the 6.25% senior notes due in 2013, 54.4% of our interest rate payment obligations bear floating interest rates. We have cash flow and earnings exposure due to market interest rate changes for our floating debt obligations. Based on our interest rate payment obligations as of June 30, 2006, a 0.5% increase in interest rates would increase our floating interest payments by 9.0% annually.

Foreign currency risk
     To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, from time to time we utilize currency forward contracts to minimize the impact of foreign currency fluctuations. We use these instruments as economic hedges to minimize our exposure to specific currency risks related to equipment purchase commitments denominated primarily in Japanese Yen and Euros. We do not use currency forward contracts to hedge 100% of our foreign currency denominated firm liabilities and commitments. Other than currency forward contracts, we also utilize natural hedging with foreign currency bank deposits by converting U.S. dollars into foreign currencies and keeping these deposits for settlement of foreign currency liabilities. In addition, we minimize our currency risk by purchasing certain raw materials and equipment in U.S. dollars and borrowing in U.S. dollars. The table below provides information on our non-U.S. dollar liabilities and corresponding currency forward contracts presented in U.S. dollar equivalents:

	As of December 31, 2005			As of June 30, 2006
	(In thousands, except percentages)			(In thousands, except percentages)
	Carrying	Amount	Percentage	Carrying	Amount	Percentage
	Amount	Hedged	Hedged	Amount	Hedged	Hedged
NON-U.S. DOLLAR LIABILITIES:
Payables
Japanese Yen	$20,035	$20,035	100%	$25,070	$25,070	100%
Singapore dollar	20,561	11,976	58%	14,774	5,990	41%
Others	5,721	1,102	19%	10,483	10,483	100%

	$46,317	$33,113	71%	$50,327	$41,543	83%

As of December 31, 2005, we have $5.9 million, $10.8 million and $16.1 million in U.S. dollar equivalents of bank deposits denominated in Japanese Yen, Singapore dollar and other non-U.S. dollar currencies, respectively. As of June 30, 2006, we have $8.4 million, $47.7 million and $25.9 million in U.S. dollar equivalents of bank deposits denominated in Japanese Yen, Singapore dollar and other non-U.S. dollar currencies, respectively.
Item 4. Controls and Procedures
Not applicable.

PART II — OTHER INFORMATION
Item 1. Legal Proceedings
The Company is not involved in any legal proceedings that we believe would be materially harmful to the Company.
Item 2. Unregistered Sales of Equity and Use of Proceeds
None.
Item 3. Defaults Upon Senior Securities
None.
Item 4. Submission of Matters to a Vote of Security Holders
The Company hereby incorporates by reference the information and exhibit set forth in the Form 6-K (File 000-27811) filed with the Securities and Exchange Commission on April 26, 2006, containing information on the resolutions duly passed at the Eighteenth Annual General Meeting of the Company held on April 26, 2006.
Item 5. Other Information
None.
Item 6. Exhibits and Reports
(a)	Exhibit
99.1	Syndication Agreement dated June 30, 2006 pursuant to which Sumitomo Mitsui Banking Corporation (“SMBC”) has transferred US$50 million of its commitment under the facility agreement dated March 3, 2006 (the “Facility Agreement”) to Bayerische Hypo-und Vereinsbank AG, WestLB and Societe Generale (collectively the “Syndicated Lenders”). As a result, SMBC has a commitment of US$150 million and the Syndicated Lenders have an aggregate commitment of US$50 million under the Facility Agreement.
(b)	Reports on Form 6-K
During the quarter ended June 30, 2006, the Company submitted the following reports on Form 6-K:
1.	On April 5, 2006, we submitted a Form 6-K with exhibits comprising the Fifth Supplemental Indenture, dated as of April 4, 2006, by and between the Company and The Bank of New York, Opinion of Allen & Gledhill regarding the validity of the senior notes, Opinion of Latham & Watkins LLP regarding the validity of the senior notes, Consent of Allen & Gledhill (included in the aforementioned Opinion of Allen & Gledhill), Consent of Latham & Watkins LLP (included in the aforementioned Opinion of Latham & Watkins LLP) and Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York.

2.	On April 21, 2006, we submitted a Form 6-K announcing our first quarter 2006 results.

3.	On April 26, 2006, we submitted a Form 6-K attaching the Notice filed with the Singapore Exchange Securities Trading Limited relating to the resolutions passed at the Company’s Eighteenth Annual General Meeting held on April 26, 2006.

4.	On May 10, 2006, we submitted a Form 6-K reporting our quarterly information for the quarter ended March 31, 2006.

5.	On June 6, 2006, we submitted a Form 6-K announcing our guidance for our second quarter 2006 results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 9, 2006

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ Chia Song Hwee
	Name:	Chia Song Hwee
	Title:	President and Chief Executive Officer

By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial Officer